

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Jianmin Zhang
Chief Executive Officer
Fovea Jewelry Holdings Ltd.
30 N. Gould Street, Suite 2984
Sheridan, Wyoming 82801

> **Re: Fovea Jewelry Holdings Ltd.**
> **Registration Statement on Form 10-12G**
> **Filed March 23, 2020**
> **File No. 000-56156**

Dear Mr. Zhang:

        We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services